UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Earth Biofuels, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

27031F103
(CUSIP Number)

Mark Angelo
Cornell Capital Partners, L.P.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Steven S. Goldstein, Esq.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300

July 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Cornell Capital Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8
SHARED VOTING POWER
Warrant to purchase up to 527,241(Series A) shares of Common Stock
Warrant to purchase up to 527,241(Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.[1]

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
Warrant to purchase up to 527,241 (Series A) shares of Common Stock
Warrant to purchase up to 527,241 (Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Warrant to purchase up to 527,241 (Series A) shares of Common Stock
Warrant to purchase up to 527,241 (Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%[2]

14	TYPE OF REPORTING PERSON PN

NAME OF REPORTING PERSONS Yorkville Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8
SHARED VOTING POWER
Warrant to purchase up to 527,241(Series A) shares of Common Stock
Warrant to purchase up to 527,241(Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.[3]

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
Warrant to purchase up to 527,241 (Series A) shares of Common Stock
Warrant to purchase up to 527,241 (Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Warrant to purchase up to 527,241 (Series A) shares of Common Stock
Warrant to purchase up to 527,241 (Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%[4]

14	TYPE OF REPORTING PERSON CO

NAME OF REPORTING PERSONS Mark Angelo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8
SHARED VOTING POWER
Warrant to purchase up to 527,241(Series A) shares of Common Stock
Warrant to purchase up to 527,241(Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.[5]

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
Warrant to purchase up to 527,241 (Series A) shares of Common Stock
Warrant to purchase up to 527,241 (Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Warrant to purchase up to 527,241 (Series A) shares of Common Stock
Warrant to purchase up to 527,241 (Series B) shares of Common Stock
$3,000,000 Principal Amount 8% Senior Convertible Note, dated July 24, 2006 convertible into 1,034,000 Shares of Common Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%[6]

14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Earth Biofuels, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 3001 Knox Street, Suite 403, Dallas, TX 75205.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed by Cornell Capital Partners, L.P. (“Cornell”), Yorkville Advisors, LLC (“Yorkville”) and Mark Angelo (“Angelo”) (Cornell, Yorkville and Angelo collectively, the “Reporting Persons”). The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

Cornell, a Cayman Islands exempt Limited Partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund that is primarily engaged in the business in investing in securities and other investment opportunities. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Investment Manager of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Portfolio Manager of Cornell and President and Managing Member of Yorkville. Angelo is a citizen of the United States.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cornell is a Cayman Islands exempt Limited Partnership. Yorkville is a Delaware Limited Liability Company. Angelo is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Note (as defined in Item 4 below) and Warrants (as defined in Item 4 below) reported herein to be held by the Reporting Persons were derived from general working capital of Cornell. A total of approximately $3,000,000 was paid to acquire the Note and Warrants reported herein.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Note and Warrants for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity. Each of the Reporting Persons may be deemed to beneficially own (i) the 1,054,000 shares of Common Stock issuable to Cornell upon exercise of the Warrants (as defined below) and (ii) the 1,034,000 shares of Common Stock issuable to Cornell upon conversion of the outstanding principal of the Note (as defined below). The shares issuable to Cornell upon exercise of the Warrants and conversion of the Notes represent approximately 0.84% of the shares of Common Stock outstanding based on 246,017,970 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10Q/A for the period ended March 31, 2007, filed by the Issuer on June 13, 2007. The beneficial ownership of the Reporting Persons is subject to the Blocker described below in Item 5(a) and the Reporting Persons have elected to file this Schedule 13D at this time because of the matters set forth in this Item 4.

On July 24, 2006, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), by and among the Issuer, Cornell and certain other parties thereto (the "Original Lenders"), Cornell purchased (i) an 8% Senior Convertible Note, in the principal amount of $3,000,000 (the "Note") and (ii) Series A Warrant to Purchase Common Stock, initially exercisable for up to 517,241 shares of Common Stock (the "Series A Warrant") and a Series B Warrant to Purchase Common Stock, initially exercisable for 517,241 shares of Common Stock (the "Series B Warrant"), (together with the Series A Warrant and the Series B Warrant, collectively the "Warrants").7

Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, the Issuer and the Original Lenders entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Note and exercise of the Warrants under the Securities Act of 1933, as amended (the "1933 Act") and the rules and regulations promulgated thereunder, and applicable state securities laws.

The Securities Purchase Agreement, the Registration Right Agreement, the Note and the Warrants, copies of which are referenced as Exhibits 1 through 5 hereto, respectively (which incorporates by reference Exhibits 4.1, 4.8, 4.2 and 4.5 of the Current Report on Form 8-K filed by the Issuer on July 25, 2006) are each incorporated herein by reference. The Form of Series B Warrant, a copy of which is attached as Exhibit 4 hereto, is incorporated by reference.

On January 19, 2007, Cornell delivered an Event of Default Redemption Notice (as defined in the Note) to the Issuer, as set forth in Exhibit 6 attached hereto and incorporated herein by reference (the "Event of Default Notice"), which set forth certain Events of Default (as defined in the Note) of the Company that occurred, which required the Company to redeem the entire Note in full at the aggregate Event of Default Redemption Price (as defined in the Note). The Issuer has not redeemed the Note as of the date of this filing and the failure to repay the Note also constitutes an Event of Default under the Note. The Reporting Persons have endeavored to negotiate a resolution of these Events of Default with the Issuer, but have been unable to reach any definitive agreement with the Issuer as of the date of this filing.

On May 18, 2007 the Issuer filed a Quarterly Report on Form 10-QSB for the period ending March 31, 2007, which states that the Issuer "entered into a Forbearance and Amended agreement in the aggregate amount of $63,000,000 with the [Noteholders] whereby all default interest, interest penalties and registration right penalties [under the Notes] were removed and replaced with an interest premium. . . The agreement provides for a principal payment in the amount of $25 million on June 30, 2007, with the balance due on August 31, 2007 totaling $38 million." This statement is not correct. The Reporting Persons did not enter into Forbearance and Amended Agreement with the Issuer and, upon information and belief, none of the other Noteholders had entered into a Forbearance and Amended agreement with the Issuer as of the date of this filing.

The Reporting Persons may act in concert with other Noteholders solely in their capacity as creditors of the Issuer. By reason of the occurrence of certain Events of Default and the delivery of the Event of Default Notice, the Issuer's obligations to the Reporting Persons have been accelerated and debt currently due and owing by the Issuer to the Reporting Persons exceeds $3.0 million.

On July 11, 2007, Cornell and certain of the Noteholders, acting in concert solely in their capacity as creditors of the Issuer (the "Restructuring Noteholders"), filed an involuntary bankruptcy petition requesting that an order for relief be entered against the Company, as debtor under Chapter 7 of Title 11, United States Code, by the United States Bankruptcy Court for the District of Delaware, a copy of which is attached hereto as Exhibit 7 (the “Involuntary Petition”). In the absence of a consensual restructuring or full repayment of the debt owed to the Restructuring Noteholders, the Restructuring Noteholders intend to enforce their respective and collective rights and remedies under the Notes, applicable state law and/or federal bankruptcy law. By virtue of such actions, the Noteholders may be deemed to have formed a “group”; however each of the Reporting Persons expressly disaffirms the existence of a group with regard to the Common Stock (or any securities convertible into or exercisable for Common Stock). None of the Reporting Persons has any plans or proposals to convert the outstanding principal of the Note into Common Stock or to exercise the Warrants or to exercise any remedy available to such Reporting Person by virtue of such Reporting Person's beneficial ownership of equity securities of the Issuer.

Certain of the other Restructuring Noteholders may have filed separately their own Schedule 13D with respect to the Issuer. Upon information and belief, in each case subject to the Blocker, (i) Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio has reported $5,000,000 in principal amount of Notes, initially convertible into 1,724,138 shares of Common Stock, and warrants and/or Noteholder Warrants to purchase up to 1,237,069 shares of Common Stock, (ii) Portside Growth and Opportunity Fund has reported $2,000,000 in principal amount of Notes initially convertible into 689,655 shares of Common Stock and Noteholder Warrants to purchase up to 344,828 shares of Common Stock, (iii) Sandell Asset Management Corp. has reported $11,500,000 in principal amount of Notes initially convertible into 3,965,517 shares of Common Stock, and Warrants and/or Noteholder Warrants to purchase up to 3,482,759 shares of Common Stock and (iv) Evolution Master Fund Ltd. SPC, Segregated Portfolio M has reported 11,500,000 in principal amount of Notes initially convertible into 3,965,517 shares of Common Stock and Noteholder Warrants to purchase up to 1,982,759 shares of Common Stock.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations or (iv) exercise their rights, if any, as holders of the Notes and Warrants in connection with a bankruptcy case of the Issuer.

In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer’s operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and Noteholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. In connection therewith, the Reporting Persons may review and may seek to challenge the enforceability of the Consent Judgment and Settlement Agreement entered into by the Company on June 15, 2007, and reported in a Form 8-K filed on July 5, 2007. Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons may be deemed to beneficially own (i) the 1,034,482 shares of Common Stock issuable to Cornell upon exercise of the Warrants and (ii) the 1,054,482 shares of Common Stock issuable to Cornell upon conversion of the outstanding principal of the Note. The shares issuable to Cornell upon exercise of the Warrants and conversion of the Notes represent approximately 0.84% of the shares of Common Stock outstanding based on 246,017,970 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10Q/A for the period ended March 31, 2007, filed by the Issuer on June 13, 2007. Neither the Warrants nor the Note may be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 4.99% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 61 days prior written notice to the Issuer) to a different percentage not in excess of 9.99% (all of the foregoing, the "Blocker").

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the Investment Manager, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell and President and Managing Member of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

Yorkville, as the Investment Manager of Cornell and Angelo as the Portfolio Manager of Cornell and Managing Member of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Shares.

(c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable to Cornell.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 above, in connection with the issuance of the Note, on July 24, 2006, the Issuer and the Noteholders entered into the Securities Purchase Agreement and the Registration Right Agreement, a copy of which is referenced as Exhibits 1 and 2 hereto, respectively (which incorporates by reference Exhibits 4.1 and 4.2 to the Current Report on Form 8-K filed by the Issuer on July 25, 2006) and the Issuer issued to Cornell the Note and the Warrants (which incorporates by reference Exhibits 4.2 and 4.3 and to the Current Report on Form 8-K filed by the Issuer on July 25, 2006) a copy of which is referenced as Exhibits 3 through 5 hereto.

As described in Item 4 above, on January 19, 2007, Cornell delivered the Event of Default Redemption Notice to the Issuer, a copy of which is attached as Exhibit 6 hereto.

As described in Item 4, above, on July 11, 2007, the Restructuring Noteholders filed the Involuntary Petition with the United States Bankruptcy Court for the District of Delaware, a copy of which is attached hereto as Exhibit 7

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is referenced as Appendix II hereto.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

Appendix I: Joint Filing Agreement

EXHIBITS

1. Securities Purchase Agreement, dated July 24, 2006, by and among Earth Biofuels, Inc., Cornell and certain other parties thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

2. Registration Rights Agreement, dated July 24, 2006, by and among Earth Biofuels, Inc., Cornell and certain other parties thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

3. 8% Senior Convertible Note, dated July 24, 2006, issued to Cornell. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

4. Series A Warrant to Purchase Common Stock, dated July 24, 2006, issued to Cornell (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

5. Series B Warrant to Purchase Common Stock, dated July 24, 2006, issued to Cornell. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Earth Biofuels, Inc. on July 25, 2006).

6. Event of Default Redemption Notice from Cornell Capital Partners, LP., dated January 19, 2007.

7. Involuntary Petition with respect to Earth Biofuels, Inc., as debtor, filed with the United States Bankruptcy Court of the District of Delaware on July 11, 2007

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007	REPORTING PERSONS:

CORNELL CAPITAL PARTNERS, L.P. By: Yorkville Advisors, LLC Its: Investment Manager

By:	/s/ Mark Angelo
Name: Mark Angelo Its: Managing Member

YORKVILLE ADVISORS, LLC

By:	/s/ Mark Angelo
Name: Mark Angelo Its: Managing Member

/s/ Mark Angelo
MARK ANGELO

APPENDIX I
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share of Earth Biofuels, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of July 19, 2007.

REPORTING PERSONS:

CORNELL CAPITAL PARTNERS, L.P. By: Yorkville Advisors, LLC Its: Investment Manager

By:	/s/ Mark Angelo
Name: Mark Angelo Its: Managing Member

YORKVILLE ADVISORS, LLC

By:	/s/ Mark Angelo
Name: Mark Angelo Its: Managing Member

/s/ Mark Angelo
MARK ANGELO

Exhibit VI

Cornell Capital Partners, L.P.
101 Hudson Street, Suite 3700
Jersey City, NJ 07302

VIA FACSIMILE AND OVERNIGHT COURIER

January 19, 2007

Earth Biofuels, Inc.
3001 Knox Street, Suite 403
Dallas, Texas 75205
Attention: Dennis McLaughlin

Re:	Earth Biofuels, Inc. Senior Convertible Note in the principal amount of $3,000,000 issued July 24, 2006, to Cornell Capital Partners, LP (the “Note”)

Dear Mr. McLaughlin:

This letter shall serve as the notice of Cornell Capital Partners, L.P. to Earth Biofuels, Inc. (the “Company”), pursuant to Section 4(b) of the Note, of the Company’s Event of Default (as that term is defined in the Note) for, inter alia, the Company’s failure to file a Registration Statement in accord with Section 4(a)(i) of the Note.

This letter shall further serve as Cornell’s notice to the Company of Cornell’s election to redeem the Note held by Cornell in its entirety (which shall constitute full acceleration of all amounts outstanding to Cornell), and Cornell’s expectation that such redemption will be effectuated by the Company in full accordance with the Note and related documents and shall include all principal, interest, fees, “Make-Whole” compensation, penalties, and damages to which the Company’s default entitles Cornell.

Please deliver the Event of Default Redemption Price to the attention of the undersigned and to Eric M. Hansen of Cornell in accordance with the Note.

Sincerely,

CORNELL CAPITAL PARTNERS, L.P. By: Yorkville Advisors, LLC Its: Investment Manager

By:
Mark Angelo Portfolio Manager

cc.	Roger A. Crabb, Esq. Scheef & Stone, LLP

Exhibit VII

FORM 5 (10/06)	FORM 5. INVOLUNTARY PETITION 07-10928

United States Bankruptcy Court District of Delaware	INVOLUNTARY PETITION
IN RE (Name of Debtor - If Individual: Last, First, Middle) Earth Biofuels, Inc.	ALL OTHER NAMES, used by debtor in the last 8 years
LAST FOUR DIGITS OF SOC. SEC. NO./Complete EIN or other TAX I.D. NO. (If more than one, state all.) EIN: 71-0915825
STREET ADDRESS OF DEBTOR (No. and street, city, state, and zip code) 3001 Knox Street Suite 403 Dallas, TX 75205	MAILING ADDRESS OF DEBTOR (If different from street address)
COUNTY OF RESIDENCE OR PRINCIPAL PLACE OF BUSINESS Dallas
LOCATION OF PRINCIPAL ASSETS OF BUSINESS DEBTOR (If Different from previously listed addresses)
CHAPTER OF BANKRUPTCY CODE UNDER WHICH PETITION IS FILED ☒ Chapter 7 □ Chapter 11
INFORMATION REGARDING DEBTOR (Check applicable boxes)
Nature of Debts (Check one box) Petitioners believe: □ Debts are primarily consumer debts ☒ Debts are primarily business debts
Type of Debtor
(Form of Organization)
□   Individual (Includes Joint Debtor)
☒   Corporation (Includes LLC and LLP)
□   Partnership
□   Other (If Debtor is not one of the above entities, check this box and state type of entity below.)

Nature of Business (Check one box) □ Health Care Business □ Single Asset Real Estate as defined in 11 U.S.C. 101(51)(B) □ Railroad □ Stockbroker □ Commodity Broker □ Clearing Bank ☒ Other
VENUE
☒   Debtor has been domiciled or has had a residence,  principal place of business, or principal assets in   District for 180 days immediately preceding the date  of this petition or for a longer part of such 180 days  than in any other District

□   A bankruptcy case concerning the debtor's affiliate,     general partner or partnership is pending in this    District

FILING FEE (Check one box)

☒   Full fee attached
□   Petitioner is a child support creditor or its representative, and the form specified in 304(g) of the Bankruptcy Reform Act of 1994 is attached.
[If a child support creditor or its representative is a petition, and if the petition files the form specified in 304(g) of the Bankruptcy Reform Act of 1994, no fee is required.]

PENDING BANKRUPTCY CASE FILED BY OR AGAINST ANY PARTNER OR AFFILIATE OF THIS DEBTOR (Report information for any additional cases on attached sheets.)
Name of Debtor	Case Number	Date
Relationship	District	Judge
ALLEGATIONS
(Check applicable boxes)
1.   ☒   Petitioner(s) are eligible to file this petition pursuant to 11 U.S.C. 303(b)
2.   ☒   The debtor is a person against whom an order for relief may be entered under title 11 of       the United States Code.
3.a.   ☒   The debtor is generally not paying such debtor's debts as they become due, unless such  debtors are the subject of a bona fide dispute as to liability or amount;
or
3.b.   □   Within 120 days preceding the filing of this petition, a custodian, other than a trustee, receiver, or agent appointed or authorized to take charge of less than substantially all of   the property of the debtor for the purpose of enforcing a lien against such property, was  appointed or took possession.
COURT USE ONLY DKT. NO.______ DT. FILED 7/11/07

OFFICIAL FORM 5 - Involuntary Petition - Page 2	Name of Debtor Earth Biofuels, Inc.
Case No. __________________________________

TRANSFER OF CLAIM
□   Check this box if there has been a transfer of any claim against the debtor by or to any petitioner. Attach all documents evidencing the transfer and any       statements that are required under Bankruptcy Rule 1003(a).

REQUEST FOR RELIEF
Petitioner(s) request that an order for relief be entered against the debtor under the chapter of title 11, United States Code, specified in this petition. If any petitioner is a foreign representative appointed in a foreign proceeding, a certified copy of the order of the court granting recognition is attached.

Petitioner(s) declare under penalty of perjury that the foregoing is true and correct according to the best of their knowledge, information, and belief.

X /s/ Jeff Sabin       Representative                   7/11/07
Signature of Petitioner or Representative (State title)   Date Signed

Castlerigg Master Investments Ltd.,
By Castlerigg Master Investments Ltd.
     by Sandell Asset Management its investment advisor

Name of Petitioner

Mailing Address of Individual Signing in
Representative Capacity:

c/o Sandell Asset Management
40 West 57th Street
26th Floor
New York, New York 10019

X / s/ Adam Landis                               7/11/07
Signature of Attorney                        Date

Landis Rath & Cobb LLP (Delaware counsel)
Name of Attorney Firm (If any)

Address
919 Market Street, Suite 600
Wilmington, DE 19801
Attn. Adam G. Landis, Esq.
Telephone No. (302) 467-4400

Schulte Roth & Zabel LLP
Name of Attorney Firm (If any)

Address
919 Third Avenue
New York, New York 10022
Attn. Jeffrey S. Sabin, Esq. and David M. Hillman, Esq.
Telephone No. (212) 756-2000

Petitioner(s) declare under penalty of perjury that the foregoing is true and correct according to the best of their knowledge, information, and belief.

X /s/ Gerald Stahlecker                               7/11/07
Signature of Petitioner or Representative (State title)   Date Signed

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio
By: RG Capital Management, L.P. its investment advisor,
     By: RGC Management Company, LLC its general partner
Name of Petitioner

Mailing Address of Individual Signing in
Representative Capacity:

c/o RG Capital Management, L.P.
3 Bala Plaza - East
Suite 501
Bala Cynwyd, Pennsylvania 19004

X /s/ Adam Landis                                   7/11/07
Signature of Attorney   Date

Landis Rath & Cobb LLP (Delaware counsel)
Name of Attorney Firm (If any)

Address
919 Market Street, Suite 600
Wilmington, DE 19801
Attn. Adam G. Landis, Esq.
Telephone No. (302) 467-4400

Wilmer Cutler Pickering Hale and Dorr LLP
Name of Attorney Firm (If any)

Address
399 Park Avenue
New York, New York 10022       Attn: Philip D. Anker
Telephone No. (212) 230-8800

OFFICIAL FORM 5 - Involuntary Petition - Page 3	Name of Debtor Earth Biofuels, Inc.
Case No. __________________________________

PETITIONING CREDITOR CLAIM INFORMATION CONTINUED ON NEXT PAGE
Note : If there are more than three petitioners, attach additional sheets with the statement under penalty of perjury, each petitioner's signature under the statement and the name of attorney and petitioning creditor information in the format above.
Total Amount of Petitioners' Claims See Page 5

PETITIONING CREDITORS CONTINUED

Petitioner(s) declare under penalty of perjury that the foregoing is true and correct according to the best of their knowledge, information, and belief.

X /s/ David Karp Representative                                7/11/07
Signature of Petitioner or Representative (State title)           Date Signed

Portside Growth and Opportunity Fund,
By Portside Growth and Opportunity Fund
by Ramius Capital Group, L.L.C. its investment advisor
Name of Petitioner

Mailing Address of Individual Signing in
Representative Capacity:

c/o Ramius Capital Group, L.L.C.
666 Third Avenue
26th Floor
New York, New York 10017

X /s/ Adam Landis                                     7/11/07
Signature of Attorney                           Date

Landis Rath & Cobb LLP (Delaware counsel)
Name of Attorney Firm (If any)

Address
919 Market Street, Suite 600
Wilmington, DE 19801
Attn. Adam G. Landis, Esq.
Telephone No. (302) 467-4400

Hennigan Bennett & Dorman
Name of Attorney Firm (If any)

Address
865 South Figueroa Street
Los Angeles, CA 90017
Attn: Bruce Bennett, Esq.
Telephone No.   (213) 694-1012

Petitioner(s) declare under penalty of perjury that the foregoing is true and correct according to the best of their knowledge, information, and belief.

X / s/ Jerry Eicke Managing Partner                                  7/11/07
Signature of Petitioner or Representative (State title)           Date Signed

Cornell Capital Partners, LP,
By Cornell Capital Partners, LP
Name of Petitioner

Mailing Address of Individual Signing in
Representative Capacity:

Cornell Capital Partners, LP
101 Hudson Street
Suite 3700
Jersey City, New Jersey 07303

X /s/ Adam Landis                                      7/11/07
Signature of Attorney                           Date

  Landis Rath & Cobb LLP (Delaware counsel)
Name of Attorney Firm (If any)

Address
919 Market Street, Suite 600
Wilmington, DE 19801
Attn. Adam G. Landis, Esq.
Telephone No. (302) 467-4400

Baker Botts L.L.P.
Name of Attorney Firm (If any)

Address
2001 Ross Avenue
Dallas, Texas 75201
Attn: C. Luckey McDowell
Telephone No.   (214) 953-6571

OFFICIAL FORM 5 - Involuntary Petition - Page 4	Name of Debtor Earth Biofuels, Inc.
Case No. __________________________________

PETITIONING CREDITOR CLAIM INFORMATION CONTINUED ON NEXT PAGE
Note : If there are more than three petitioners, attach additional sheets with the statement under penalty of perjury, each petitioner's signature under the statement and the name of attorney and petitioning creditor information in the format above.
Total Amount of Petitioners' Claims See Page 5

PETITIONING CREDITORS CONTINUED

Petitioner(s) declare under penalty of perjury that the foregoing is true and correct according to the best of their knowledge, information, and belief.

X /s/ Richard Chisholm Director                                 7/11/07
Signature of Petitioner or Representative (State title)   Date Signed

Evolution Master Fund Ltd. SPC, on behalf of the Segregated Portfolio M
By Evolution Master Fund Ltd. SPC, on behalf of the Segregated Portfolio M
Name of Petitioner

Mailing Address of Individual Signing in
Representative Capacity:

Evolution Master Fund Ltd. SPC, on behalf of the
    Segregated Portfolio M
Walker House, Mary Street
P.O. Box 908 GT
Georgetown, Cayman Island

X /s/ Adam Landis                                                           7/11/07
Signature of Attorney                                           Date

Landis Rath & Cobb LLP (Delaware counsel)
Name of Attorney Firm (If any)

Address
919 Market Street, Suite 600
Wilmington, DE 19801
Attn. Adam G. Landis, Esq.
Telephone No.         (302) 467-4400

Cadwalader Wickersham & Taft
Name of Attorney Firm (If any)

Address
One World Financial Center
New York, New York 10281
Attn: Gregory M. Petrick
Telephone No.   (212) 504-6373

OFFICIAL FORM 5 - Involuntary Petition - Page 5	Name of Debtor Earth Biofuels, Inc.
Case No. __________________________________

PETITIONING CREDITORS
Name and Address of Petitioner Castlerigg Master Investments Ltd. c/o Sandell Asset Management 40 West 57th Street 26th Floor New York, New York 10019
Nature of Claim
Past due debt due under the Senior Convertible Note issued by Earth Biofuels, Inc. pursuant to the Securities Purchase Agreement dated as of July 24, 2006, by and among the Debtor and Castlerigg Master Investments Ltd. c/o Sandell Asset Management.

Amount of Claim

Not less than the principal amount of $11,500,000, plus interest, fees, costs, expenses and other amounts, as provided for in the Senior Convertible Note and Securities Purchase Agreement, all of which is unsecured.

Name and Address of Petitioner
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio
c/o RG Capital Management, L.P.
3 Bala Plaza - East
Suite 501
Bala Cynwyd, Pennsylvania 19004

Nature of Claim
Past due debt due under the Senior Convertible Note issued by Earth Biofuels, Inc. pursuant to the Securities Purchase Agreement dated as of July 24, 2006, by and among the Debtor and Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

Amount of Claim

Not less than the principal amount of $5,000,000, plus interest, fees, costs, expenses and other amounts, as provided for in the Senior Convertible Note and Securities Purchase Agreement, all of which is unsecured.

Name and Address of Petitioner Portside Growth and Opportunity Fund c/o Ramius Capital Group, L.L.C. 666 Third Avenue 26th Floor New York, New York 10017
Nature of Claim
Past due debt due under the Senior Convertible Note issued by Earth Biofuels, Inc. pursuant to the Securities Purchase Agreement dated as of July 24, 2006, by and among the Debtor and Portside Growth and Opportunity Fund c/o Ramius Capital Group, L.L.C.

Amount of Claim

Not less than the principal amount of $2,000,000, plus interest, fees, costs, expenses and other amounts, as provided for in the Senior Convertible Note and Securities Purchase Agreement, all of which is unsecured.

Name and Address of Petitioner Cornell Capital Partners, LP 101 Hudson Street Suite 3700 Jersey City, New Jersey 07303
Nature of Claim
Past due debt due under the Senior Convertible Note issued by Earth Biofuels, Inc. pursuant to the Securities Purchase Agreement dated as of July 24, 2006, by and among the Debtor and Cornell Capital Partners, LP.

Amount of Claim

Not less than the principal amount of $3,000,000, plus interest, fees, costs, expenses and other amounts, as provided for in the Senior Convertible Note and Securities Purchase Agreement, all of which is unsecured.

Name and Address of Petitioner Evolution Master Fund Ltd. SPC, on behalf of the Segregated Portfolio M Walker House, Mary Street P.O. Box 908 GT Georgetown, Cayman Island
Nature of Claim
Past due debt due under the Senior Convertible Note issued by Earth Biofuels, Inc. pursuant to the Securities Purchase Agreement dated as of July 24, 2006, by and among the Debtor and Cranshire Capital L.P.

Amount of Claim

Not less than the principal amount of $11,500,000, plus interest, fees, costs, expenses and other amounts, as provided for in the Senior Convertible Note and Securities Purchase Agreement, all of which is unsecured.

Note : If there are more than three petitioners, attach additional sheets with the statement under penalty of perjury, each petitioner's signature under the statement and the name of attorney and petitioning creditor information in the format above.

Total Amount of Petitioners' Claims
Not less than the aggregate principal amount of $33,000,000, plus interest, fees, costs, expenses and other amounts, as provided for in the Senior Convertible Note and Securities Purchase Agreement, all of which is unsecured.